MT Ultimate Healthcare Corp.
                   18301 Von Karman, Suite 205
                     Irvine, California 92612

==============================================================================

February 16, 2006


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Attn:  Jeffrey Riedler, Assistant Director
             Division of Corporation Finance

      Re:    MT Ultimate Healthcare Corp.
             Preliminary Information Statement on Schedule 14C
             File No. 0-49915
             Preliminary Information Statement filed January 23, 2006


Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 9, 2006 (the "Comment Letter") relating to the Preliminary Information Statement (the "Information Statement") of MT Ultimate Healthcare Corp. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number. We plan to file a Definitive Information Statement reflecting our responses to the Staff's comments.

Proposal 1 - Amendment to Articles of Incorporation
---------------------------------------------------

Creation of Blank Check Preferred Stock
---------------------------------------

1. Please expand the discussion to indicate whether there are any plans, agreement or understandings to issue any of the newly authorized preferred shares that are the subject of the amendment.

    Response
    --------

    The seventh (final) paragraph of the section of the Information Statement entitled "PROPOSAL 1-AMENDMENT TO ARTICLES OF INCORPORATION--WHAT IS THE PURPOSE OF THE AMENDMENT?-Creation of Blank Check Preferred Stock" reads as follows:

Securities and Exchange Commission
February 16, 2006
Page 2 of 3

    "The Company has no present plans, arrangements, commitments or understandings for the issuance of shares of preferred stock."

    In the Definitive Information Statement, we will move the foregoing paragraph to be the fourth paragraph of the section of the Information Statement entitled "PROPOSAL 1-AMENDMENT TO ARTICLES OF
    INCORPORATION--WHAT IS THE PURPOSE OF THE AMENDMENT?-Creation of Blank Check Preferred Stock" to clarify that the statement is not limited to the anti-takeover context.

    In addition, we will add the following new final paragraph to that section:

    "The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device."

Interests of Certain Persons in Matters to be Acted Upon
--------------------------------------------------------

2. Since Messrs. Walters and Moore currently own 75.2 % of the outstanding common stock and will own 84% of the outstanding shares of common stock after the reverse stock split, please expand the discussion to clarify how the proposed authorization of "blank check" preferred stock will "permit Mr. Walters and Mr. Moore to exercise greater control over corporate transactions and other matters.

    Response
    --------

    In the Definitive Information Statement, we will revise the third paragraph of the section of the Information Statement entitled "PROPOSAL 1-AMENDMENT TO ARTICLES OF INCORPORATION INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON" to clarify that the proposed authorization of "blank check" preferred stock may permit Mr. Walters and Mr. Moore to continue to exercise control over corporate transactions and other matters even if their ownership of our Common Stock is diluted to less than a majority as a result of future share issuances by us or share dispositions by them.

Financial Statement Comments
-----------------------------

3. We note your responses to comments 7-9 and 29-48 and look forward to the receipt your responses and revised periodic reports. Tell us when we may anticipate receiving your responses and revised reports. Please be advised that even if you determine not to proceed with your pending Securities Act filing, the outstanding financial statement comments must be resolved promptly.

Securities and Exchange Commission
February 16, 2006
Page 3 of 3


    Response
    --------

    We have engaged Chisholm, Bierwolf & Nilson, LLC, our current independent registered public accounting firm, to re-audit our financial statements for the year ended December 2004 and to audit other financial information referenced in the Staff's comments. We currently anticipate that this process will be complete, and that we will be able to respond to the Staff's comments by separate letter and amended filings, on or before April 15, 2006.


     We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                         Very truly yours,

                                         /s/ David Walters
                                         ------------------------------
                                         David Walters
                                         Chief Executive Officer